Exhibit (a)(3)

CHESAPEAKE ENERGY CORPORATION ANNOUNCES PRICING OF EXCHANGE

OFFER FOR ITS 6.25% MANDATORY CONVERTIBLE PREFERRED STOCK

OKLAHOMA CITY, OKLAHOMA, NOVEMBER 19, 2007 – Chesapeake Energy Corporation (NYSE:CHK) today announced the pricing for its pending offer to exchange shares of its common stock for each outstanding share of its 6.25% Mandatory Convertible Preferred Stock (CUSIP No. 165167818) (the “Preferred Stock”).

Chesapeake is offering to exchange 8.0549 shares of its common stock for each share of the outstanding Preferred Stock tendered in the exchange offer. The number of shares of common stock to be exchanged for each share of Preferred Stock (the “Exchange Ratio”) was fixed after 5:00 p.m. New York City time on Friday, November 16, 2007 (the “Pricing Date”), on the basis of the pricing formula set forth in the Offer to Exchange described below. The Exchange Ratio is equal to the sum of (i) 6.25 shares of common stock and (ii) a number of additional shares of common stock equal to $71.43 divided by $39.5760, which is the arithmetic daily volume-weighted average price of our common stock over the trading period beginning on November 2, 2007 and ending on the Pricing Date.

The exchange offer will expire at 12:00 midnight, New York City time, on Tuesday, November 20, 2007, unless extended or earlier terminated by Chesapeake. Holders may withdraw tendered shares of Preferred Stock at any time before the exchange offer expires, or, if not previously returned, a holder may withdraw any tendered shares of Preferred Stock that are not accepted by Chesapeake on or before December 20, 2007. The tender and withdrawal of shares of Preferred Stock pursuant to the exchange offer held in “street” name are subject to compliance with the appropriate procedures of the automated tender offer program, or ATOP, of The Depository Trust Company.

The exchange offer is being made pursuant to an Offer to Exchange and related Letter of Transmittal, copies of which may be obtained without charge from the information agent for the exchange offer, Georgeson Inc., who may be reached at (888) 605-8334 (US toll-free). The Offer to Exchange and other related documents were also filed with the Securities and Exchange Commission on Schedule TO and copies of such documents, including any amendments thereto, may be obtained for free at the Commission’s web site, http://www.sec.gov. The exchange offer is subject to the terms and satisfaction of certain conditions described in the Offer to Exchange.

Holders of Preferred Stock are urged to read the Offer to Exchange and related Letter of Transmittal as they include important information.

This press release is not an offer to purchase or an offer to exchange or a solicitation of acceptance of the offers to purchase or offer to exchange, which may be made only pursuant to the terms of the applicable offer to exchange and related letter of transmittal.

Chesapeake Energy Corporation is the largest independent and third-largest overall producer of natural gas in the U.S. Headquartered in Oklahoma City, the company’s operations are focused on exploratory and developmental drilling and corporate and property acquisitions in the Mid-Continent, Fort Worth Barnett Shale, Fayetteville Shale, Permian Basin, Delaware Basin, South Texas, Texas Gulf Coast, Ark-La-Tex and Appalachian Basin regions of the United States.